July 20, 2006

Ms. Angela Crane
United State Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Implant Sciences Corporation (the “Company”)
                 File No.  001-14949

Dear Ms. Crane,

In response to your questions and comments from our July 14, 2006 telephone conference call, we hereby respectfully submit to you responses to the following items electronically via EDGAR.

•                  “Restatement” footnote example

•                  Controls and procedures explanation

Please refer to the subsequent pages for our response.

Upon your review and approval of our responses to your comments, we will file an amended 10-Q with the SEC, after which we will be submitting an amended S-3 registration statement for this Series D transaction.  As a courtesy, we would like to ensure that you are aware of the 8-K we filed on June 6, 2006 to disclose changes to certain terms of the Series D.  These changes will be included in the S-3 registration statement as well as disclosed in our 10-K.

We thank the Staff in advance for its consideration.  If you have any questions or comments, please contact me at your earliest convenience.

Sincerely,
Implant Sciences Corporation

/s/ Diane J. Ryan

Diane J. Ryan
VP Finance and CFO

Comment #1 — Footnote

The following footnote would be included in our amended 10-Q for the period ended September 30, 2005.

14.  Restatement

After filing its 10 Q for the period ended September 30, 2005, the Company reviewed its disclosure of the Series D Redeemable Convertible Preferred Stock (“Series D”) accounting and determined that in accordance with generally accepted accounting principles, the Company failed to account for this transaction appropriately.    The Series D contains a conversion feature, an adjustable dividend rate based on the Company’s stock performance, and potential default provisions which would increase the dividend rate and redemption price, which the Company has determined are embedded derivative instruments requiring bifurcation from the host contract under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.  The fair value of these embedded derivatives was determined to be $1,397,000 and is being reported as “Value of derivative instruments” in the accompanying balance sheet. Our consolidated balance sheet and consolidated statement of cash flows have been restated as of and for the 3 months ended September 30, 2005 as follows:

	As previously
As of and for the 3 months ended September 30, 2006	reported	Adjustments	As restated

Long-term liabilities
Value of derivative instruments	—	1,397,000	1,397,000

Convertible preferred stock
Series D Cumulative Redeemable Preferred Stock	3,207,000	(547,000)	2,660,000

Stockholder’s equity
Additional paid-in cpaital	52,657,000	(850,000)	51,807,000

Cash flows from financing activities:
Proceeds from secured term note, net of fees and transaction costs	—	1,896,000	1,896,000

Proceeds from issuance of Series D Cumulative Redeemable Preferred Stock, net of issuance costs	4,729,000	(1,896,000)	2,833,000

Noncash Investing and Financing Activity:
Repayment of term note with Series D Cumulative Redeemable Preferred Stock	—	3,000,000	3,000,000

Comment #2 - Controls and Procedures

In our amended 10Q for the period ended September 30, 2005, management concluded that as a result of the restatement, its disclosure controls and procedures were not effective.  The Company has been asked to describe what changes were implemented in order for management to conclude that the disclosure controls and procedures were effective at the next reporting period.

The ineffective disclosure controls and procedures identified in Q1 were related to a very complicated financing instrument.  While we had reviewed and applied the existing accounting literature to the transaction, new guidance issued in December 2005 suggested that the Company’s interpretation included an error.  As a result, we made the necessary adjustments in our financial statements to properly account for the derivative instruments included in the Series D.  While the disclosure outlining the specifics of the transaction may have changed, the accounting has not.  As a result, management concluded that its disclosure controls were effective to provide reasonable assurance that the financial statements were fairly presented.